HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414


                                November 1, 2018


Ronald E. Alper
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Advantego Corp.
            Form S-1, Amendment No. 2
            SEC File No. 333-226513


     This office represents Advantego Corp. (the "Company"). Amendment No.2 to the Company's Registration Statement on Form S-1 has been filed with the Commission.

     The response to the comment received from the staff by letter dated September 27, 2018 can be found on pages 14 and 15 of the prospectus.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                         Very Truly Yours,

                                         HART & HART, LLC

                                         /s/ William T. Hart

                                         William T Hart










WTH:tg